UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

May 10, 2022

Robert A. Rositano, Jr.

Chief Executive Officer

Friendable, Inc.

1821 S Bascom Ave., Suite 353

Campbell, CA 95008

Re:	Friendable, Inc.

Offering Statement on

Form 1-A Post-Qualification Amendment No. 2

Filed May 4, 2022

File No. 024-11427

Dear Mr. Rositano:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance Office of Technology

cc:	Jonathan Leinwand